UNITED STATES

Securities and exchange commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities

Exchange Act of 1934

(Amendment No. 23)*

TransAtlantic Petroleum Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

G89982113

(CUSIP Number)

Dalea Management, LLC

16803 Dallas Parkway Suite 300

Addison, Texas 75001

Attention: Michael S. Haynes

(972) 590-9931

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Dalea Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,789,787*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,789,787*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,789,787*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%*
14	TYPE OF REPORTING PERSON PN

* While the above figures include all of the 1,921,668 common shares into which Dalea Partners’ Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Dalea Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,789,787*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,789,787*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,789,787*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%*
14	TYPE OF REPORTING PERSON CO

* While the above figures include all of the 1,921,668 common shares into which Dalea Partners’ Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Longfellow Energy, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,827,220*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,827,220*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,827,220*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%*
14	TYPE OF REPORTING PERSON PN

* While the above figures include all of the 24,386,882 common shares into which Longfellow’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Deut 8, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,827,220*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,827,220*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,827,220*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%*
14	TYPE OF REPORTING PERSON CO

* While the above figures include all of the 24,386,882 common shares into which Longfellow’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON N. Malone Mitchell 3rd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,210
	8	SHARED VOTING POWER 57,016,617*
	9	SOLE DISPOSITIVE POWER 250,210
	10	SHARED DISPOSITIVE POWER 57,016,617*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,266,827
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.7%*
14	TYPE OF REPORTING PERSON IN

* While the above figures include all of the 26,308,550 common shares into which Mitchell’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Amy Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 57,016,617*
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 57,016,617*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,041,617*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.4%*
14	TYPE OF REPORTING PERSON IN

* While the above figures include all of the 26,308,550 common shares into which Mitchell’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Alexandria Nicole Mitchell Trust #2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,846,406*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,846,406*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,846,406*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.440%
14	TYPE OF REPORTING PERSON OO

* While the above figures includes 1,875,914 common shares into which Alexandria Nicole Mitchell Trust #2005’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Elizabeth Lee Mitchell Trust #2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,846,406*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,846,406*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,846,406*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.440%
14	TYPE OF REPORTING PERSON OO

* While the above figures includes 1,875,914 common shares into which Elizabeth Lee Mitchell Trust #2005’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Noah Malone Mitchell, 4th Trust #2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,846,406*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,846,406*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,846,406*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.440%
14	TYPE OF REPORTING PERSON OO

* While the above figures includes 1,875,914 common shares into which Noah Malone Mitchell, 4th Trust #2005’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Stevenson Briggs Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,875,914*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,875,914*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,875,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.926%*
14	TYPE OF REPORTING PERSON IN

* While the above figures includes 1,875,914 common shares into which Stevenson Briggs Mitchell’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

AMENDMENT NO. 23 TO SCHEDULE 13D

This Amendment No. 23 to Schedule 13D (this “Twenty-Third Amendment”) amends and supplements the Schedule 13D originally filed on April 17, 2008, as amended by Amendment No. 1 on June 25, 2008, Amendment No. 2 on August 28, 2008, Amendment No. 3 on September 29, 2008, Amendment No. 4 on December 30, 2008, Amendment No. 5 on July 2, 2009, Amendment No. 6 on December 3, 2009, Amendment No. 7 on September 13, 2010, Amendment No. 8 on May 17, 2011, Amendment No. 9 on March 23, 2012, Amendment No. 10 on January 10, 2014, Amendment No. 11 on January 14, 2015, Amendment No. 12 on May 5, 2015, Amendment No. 13 on August 28, 2015, Amendment No. 14 on April 13, 2016, Amendment No. 15 on July 12, 2016, Amendment No. 16 on December 1, 2016, Amendment No. 17 on April 20, 2017, Amendment No. 18 on December 6, 2017, Amendment No. 19 on August 20, 2018, Amendment No. 20 on December 12, 2018, Amendment No. 21 on December 13, 2018 and Amendment No. 22 on December 13, 2019 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

This Twenty-Third Amendment is being filed to make updates and amendments to the Schedule 13D as follows:

Item 1.      Security and Issuer

There are no changes to the Item 1 information previously filed.

Item 2.      Identity and Background

Item 2 is hereby amended and supplemented by (i) revising the definition of “Reporting Persons” to also include Alexandria Nicole Mitchell Trust #2005 (“Alexandria Trust”), Elizabeth Lee Mitchell Trust #2005 (“Elizabeth Trust”), Noah Malone Mitchell, 4th Trust #2005 (“Noah Trust”) and Stevenson Briggs Mitchell effective as of the date hereof and (ii) adding the following paragraphs thereto:

“Alexandria Trust is a Texas trust.  The Alexandria Trust’s principal business is to hold assets for the benefit of its beneficiaries.

Elizabeth Trust is a Texas trust. The Elizabeth Trust’s principal business is to hold assets for the benefit of its beneficiaries.

Noah Trust is a Texas trust. The Noah Trust’s principal business is to hold assets for the benefit of its beneficiaries.

Stevenson Briggs Mitchell is a resident of the State of Texas. Stevenson Briggs Mitchell’s primary address is 810 Christopher Street, Austin, Texas 78704.

The address of the principal office of each Reporting Person, except Stevenson Briggs Mitchell, is 16803 Dallas Parkway, Suite 200, Addison, Texas 75001.

The filing of this statement should not be construed as an admission that the Reporting Persons identified in this Item 2 are, for purposes of Section 13 of the Act, the beneficial owners of the shares of Common Stock reported herein.”

Item 3.      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by deleting the last paragraph of Item 3 and adding the following paragraphs thereto:

“In addition to the Item 3 information previously filed and as further set forth in Item 4, Malone Mitchell and his affiliated entities are in discussions to acquire the Issuer’s equity that are not currently owned by Malone Mitchell and his affiliated entities. It is anticipated that the funding for any definitive transaction (as described in Item 4) will be provided by equity financing. The equity financing is expected to be provided by Malone Mitchell and his affiliated entities, provided, however that Malone Mitchell and his affiliated entities may partner with one or more parties to collectively raise sufficient funds to acquire 100% of the Issuer’s equity. Such equity financing is expected to be provided in the form of cash and through the rollover of a certain amount of the equity interests in the Issuer held by Malone Mitchell and his affiliated entities and one or more parties, as applicable.

While it is anticipated that Malone Mitchell and his affiliated entities will utilize equity capital, the parties may utilize a combination of debt and equity capital, including debt financing provided by loans from third party financial institutions or other third parties.

On December 31, 2019 the Issuer issued 2,606,775 shares of Series A Preferred Stock to Longfellow and 206,186 shares of Series A Preferred Stock to Dalea as a quarterly PIK dividend. No funds were used in connection with the acquisition of such PIK dividends.”

Item 4.      Purpose of Transaction

Item 4 is hereby amended and supplemented by deleting the following language thereto:

“The Reporting Persons intend to pursue the acquisition of 100% of the Issuer’s equity. The Reporting Persons expect to commence non-binding negotiations with the Issuer to consummate such acquisition and the Reporting Persons may terminate any such discussions at any time in their sole discretion. There can be no assurance that such acquisition will be agreed to or consummated. The Reporting Persons do not undertake to amend this Schedule 13D to reflect any discussions with the Issuer regarding the proposal made until such time, if any, as a definitive agreement is reached.

If the Reporting Persons reach an agreement with funding, sources and with the Issuer, it is expected that the contemplated transaction will be subject to (i) shareholder approval, (ii) potentially the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) satisfaction of all consents, approvals or authorizations of, declarations or filings under applicable all applicable laws (domestic and foreign), including competition laws and investment laws.

If the proposed acquisition of 100% of the Issuer’s equity were to succeed, the Reporting Persons intend to delist the Issuer’s securities from all stock exchanges and to terminate the securities registration of all outstanding securities.”

Item 4 is hereby further amended and supplemented by adding the following language thereto:

“On April 14, 2020, Mr. Mitchell, Dalea, Longfellow, the Alexandria Trust, the Noah Trust, the Elizabeth Trust and Mr. Stevenson Briggs Mitchell (collectively, the “Preferred Group”) submitted an initial non-binding preliminary letter of intent and term sheet (the “Initial Proposal”) to the board of directors of the Issuer (the “Board”). In the Initial Proposal, the Preferred Group proposed to acquire all of the outstanding shares of Common Stock of the Issuer. On April 18, 2020, the Board rejected the Preferred Group’s Initial

Proposal based on their view of the purchase price. On April 21, 2020, the Preferred Group submitted a revised non-binding preliminary letter of intent and term sheet to the Board (the “Revised Proposal” and together with the Initial Proposal, the “Proposal”). The Proposal also provided that, among other things, the Preferred Group would negotiate and execute definitive agreements with respect to the contemplated transaction that would provide for representations, warranties, covenants and conditions that would be market and appropriate for transactions of this type. If such acquisition transaction is carried out and consummated, the Reporting Persons intend to delist the Issuer’s securities from all stock exchanges and the registration of the shares of Common Stock of the Issuer is expected to be terminated.

Additionally, on April 14, 2020, in connection with the Initial Proposal, the Preferred Group also submitted a non-binding preliminary proposal to the remaining shareholders of Series A Convertible Redeemable Preferred Shares of the Issuer (the “Other Preferred Shareholders” and together with the Preferred Group, the “Preferred Consortium”) to participate alongside the Preferred Group in any potential acquisition transaction (the “Preferred SH Proposal”) on the same terms as the Preferred Group as set forth in the Proposal. In connection with the Preferred SH Proposal, the Preferred Group proposes that the Preferred Consortium enter into an agreement pursuant to which the Preferred Consortium (and each of the members thereof) would agree to, among other things, (i) appoint Malone Mitchell as the lead negotiator, (ii) cooperate and proceed in good faith in undertaking due diligence, if required, engage in discussions with the Issuer regarding the Proposal and/or an acquisition transaction of the Issuer (the “Transaction”), negotiate and finalize the definitive documentation in connection with the Transaction and take any action or refrain from taking any action to comply with the obligations, satisfy the closing conditions or exercise the rights under such definitive documentation and (iii) for a period ending on the earlier of (A) 6 months after the date the Preferred Consortium enters into an agreement to cooperate or (B) the termination of any such agreement pursuant to its terms, work exclusively with each other with respect to the Transaction and vote all equity securities held or otherwise beneficially owned by it or its affiliates in the Issuer in favor of the authorization and approval of the Transaction and any definitive documentation in connection therewith and against any other proposal opposed to the Transaction or that otherwise that could prevent, impede or, in any material respect, interfere therewith.

References to the Proposal in this Schedule 13D are qualified in its entirety by reference to the Revised Proposal, which is attached hereto as Exhibit 1, and is incorporated herein by reference in its entirety.”

Item 5.      Interest in Securities of the Issuer

Item 5(a), Item 5(b) and Item 5(c) are hereby amended and restated to read in their entirety as follows:

“(a) Amount beneficially owned

(i) Dalea Partners beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Partners cover page of this Twenty-Third Amendment.

(ii) Dalea Management beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Management cover page of this Twenty-Third Amendment.

(iii) Longfellow beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Longfellow cover page of this Twenty-Third Amendment.

(iv) Deut 8 beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Deut 8 cover page of this Twenty-Third Amendment.

(v) Malone Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Malone Mitchell cover page of this Twenty-Third Amendment.

(vi) Amy Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Amy Mitchell cover page of this Twenty-Third Amendment.

(vii)Alexandria Trust beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Alexandria Trust cover page of this Twenty-Third Amendment.

(viii)Elizabeth Trust owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Elizabeth Trust cover page of this Twenty-Third Amendment.

(ix)Noah Trust owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Noah Trust cover page of this Twenty-Third Amendment.

(x)Stevenson Briggs Mitchell owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Stevenson Briggs Mitchell cover page of this Twenty-Third Amendment.

(b) Power to Vote/ Power to Dispose

(i)Dalea Partners shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Partners cover page of this Twenty-Third Amendment.

(ii) Dalea Management shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Management cover page of this Twenty-Third Amendment.

(iii)Longfellow shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Longfellow cover page of this Twenty-Third Amendment.

(iv)Deut 8 shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Deut 8 cover page of this Twenty-Third Amendment.

(v)Malone Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Malone Mitchell cover page of this Twenty-Third Amendment. Malone Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Malone Mitchell cover page of this Twenty-Third Amendment.

(vi)Amy Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Amy Mitchell cover page of this Twenty-Third Amendment. Amy Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Amy Mitchell cover page of this Twenty-Third Amendment.

(vii)Alexandria Trust shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Alexandria Trust cover page of this Twenty-Third Amendment.

(viii)Elizabeth Trust shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Elizabeth Trust cover page of this Twenty-Third Amendment.

(ix)Noah Trust shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Noah Trust cover page of this Twenty-Third Amendment.

(x)Stevenson Briggs Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Stevenson Briggs Mitchell cover page of this Twenty-Third Amendment.

(c) None of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.”

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of information set forth in Items 3 and 4 above, which information is incorporated into this Item 6 by reference.

Item 7.      Material to be Filed as Exhibits

Exhibit	Description	Filing
1	Revised Proposal	Filed herewith.
2	Joint Filing Agreement	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2020

DALEA PARTNERS, LP

By:	Dalea Management, LLC, its general partner

By:	/s/ N. Malone Mitchell 3rd
Name:	N. Malone Mitchell 3rd
Title:	Manager

DALEA MANAGEMENT, LLC

By:	/s/ N. Malone Mitchell 3rd
Name:	N. Malone Mitchell 3rd
Title:	Manager

LONGFELLOW ENERGY, LP

By:	Deut 8, LLC, its general partner

By:	/s/ N. Malone Mitchell 3rd
Name:	N. Malone Mitchell 3rd
Title:	Manager

DEUT 8, LLC

By:	/s/ N. Malone Mitchell 3rd
Name:	N. Malone Mitchell 3rd
Title:	Manager

/s/ N. Malone Mitchell 3rd
N. MALONE MITCHELL 3rd

/s/ Amy Mitchell
AMY MITCHELL

ALEXANDRIA NICOLE MITCHELL TRUST #2005

By:	/s/ Barbara A. Pope
Name:	Barbara A. Pope
Title:	Trustee

ELIZABETH LEE MITCHELL TRUST #2005

By:	/s/ Barbara A. Pope
Name:	Barbara A. Pope
Title:	Trustee

NOAH MALONE MITCHELL, 4th TRUST #2005

By:	/s/ Barbara A. Pope
Name:	Barbara A. Pope
Title:	Trustee

STEVENSON BRIGGS MITCHELL

By:	/s/ Stevenson Briggs Mitchell
Name:	Stevenson Briggs Mitchell